Exhibit 21.1
Kite Pharma, Inc.
The following is a list of subsidiaries of Kite Pharma, Inc. as of December 31, 2016:

Name	Jurisdiction of Incorporation
Kite Pharma, LLC	Delaware
Kite Pharma UK, Ltd.	United Kingdom
KP EU C.V.	The Netherlands
Kite Pharma EU B.V.	The Netherlands